

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 18, 2016

Via E-mail
Carol P. Lowe
Chief Financial Officer
Sealed Air Corporation
8215 Forest Point Boulevard
Charlotte, North Carolina   28273

> **Re: Sealed Air Corporation**
> **Form 8-K Filed July 28, 2016**
> **File No. 1-12139**

Dear Ms. Lowe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction